

ทะเบียนเลขที่ บมจ. 53

บริษัท ปตท.สำรวจและผลิตปิโตรเลียม จำกัด (มหาชน)
PTT Exploration and Production Public Company Limited

No. PTTEP 1.910/ 096 /200

Finance Department
Tel. 0-2537-4512/0-2537-4611



06011609

March 9, 2006

President
The Stock Exchange of Thailand
62 Ratchadapisek Road, Klongtoey
Bangkok 10110

Dear Sir,

Subject: Petroleum Discoveries, Vietnam 16-1 Project.

Reference is made to PTTEP Hoang Long Company Limited, a subsidiary of PTT Exploration and Production Public Company Limited (PTTEP), which has a 28.5% participation interest in the Vietnam 16-1 project, and the other partners, consisting of SOCO Vietnam Limited, OPECO Vietnam Limited and Petrovietnam Exploration and Production Company with 28.5%, 2%, and 41% interests respectively.

PTTEP wishes to report that the appraisal well TGT-2X was spudded on January 18, 2006. The well was drilled to a total depth of 3,436 meters, resulting in petroleum discoveries. Three separate drill stem tests are being conducted. The first test indicated a significant crude oil rate of approximately 3,300 barrels per day and a natural gas flow rate of approximately 0.88 million standard cubic feet per day. The second test and the third test are currently prepared and the results will be reported in due course.

These discoveries represent a successful result in proving the petroleum potential of the Vietnam 16-1 well.

Yours sincerely,

Maroot Mrigadat

President